UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25

SEC FILE NUMBER 001-39943
CUSIP NUMBER 465712107
NOTIFICATION OF LATE FILING

(Check One): Form 10-K Form 20-F Form 11-K Form 10-Q Form 10-D Form N-SAR Form N-CSR
For Period Ended: December 31, 2023
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Mondee Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

10800 Pecan Park Blvd., Suite 400
Address of Principal Executive Office (Street and Number)

Austin, Texas 78750
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Mondee Holdings, Inc., a Delaware corporation (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”). The Company has determined that it is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense to the Company due to the finalization of financial reporting results of Orinter Tour & Travel, S.A., Interep Representações Viagens E Turismo S.A., Consolid Mexico Holding, S.A. P.I. de C.V., Skypass Travel Inc. and Purple Grids, Inc. as these acquisitions were completed during 2023. The Company intends to file as soon as practicable within the extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jesus Portillo	(650)	646-3320
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Mondee Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2024	By:	/s/ Jesus Portillo
Name: Jesus Portillo Title: Chief Financial Officer